ASH 2023 Investor Event with Medical Experts December 11, 2023 Gail, Living with Myelofibrosis since 2018 Pelabresib in First-Line Myelofibrosis – Phase 3 MANIFEST-2 Results

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding Monjuvi's ability to treat patients with relapsed or refractory diffuse large B-cell lymphoma ("DLBCL"), the further clinical development of tafasitamab, including ongoing confirmatory trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab as well as the commercial performance of Monjuvi. The words "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "predict", "project", "would", "could", "potential", "possible", "hope" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys' expectations regarding risks and uncertainties related to the impact of the COVID-19 pandemic to MorphoSys' business, operations, strategy, goals and anticipated milestones, including its ongoing and planned research activities, ability to conduct ongoing and planned clinical trials, clinical supply of current or future drug candidates, commercial supply of current or future approved products, and launching, marketing and selling current or future approved products, the global collaboration and license agreement for tafasitamab, the further clinical development of tafasitamab, including ongoing confirmatory trials, and MorphoSys' ability to obtain and maintain requisite regulatory approvals and to enroll patients in its planned clinical trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab as well as the commercial performance of Monjuvi, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation. The compounds discussed in this slide presentation are investigational products being developed by MorphoSys and its partners and are not currently approved by the U.S. Food and Drug Administration (FDA), European Medicines Agency (EMA) or any other regulatory authority (except for tafasitamab/Monjuvi® and tafasitamab/Minjuvi® in relapsed or refractory DLBCL). The safety and efficacy of these investigational products have not been established and there is no guarantee any investigational product will be approved by regulatory authorities. Monjuvi® and Minjuvi® are registered trademarks of MorphoSys AG. Forward-Looking Statements 2© MorphoSys – ASH 2023 MANIFEST-2 Investor Event – December 2023

JEAN-PAUL KRESS, M.D. Chief Executive Officer, MorphoSys Welcome & Opening Remarks 01 © MorphoSys – ASH 2023 MANIFEST-2 Investor Event – December 2023

MANIFEST-2 Most Impressive Benefits Seen in Myelofibrosis File for Approval in the U.S. and Ex-U.S. Multi-Billion Dollar Market Opportunity Excellent Operational Execution (Data readout six months ahead of schedule) Pelabresib and Ruxolitinib Combination Therapy: Potential to Shift Treatment Paradigm in Myelofibrosis 4© MorphoSys – ASH 2023 MANIFEST-2 Investor Event – December 2023 STRONG RUNWAY, WITH CASH AVAILABLE INTO 2025 OUR VISION: Pelabresib Combination Therapy Becomes New Standard of Care in Myelofibrosis

Agenda

01 **Welcome & Opening Remarks**
Jean-Paul Kress, M.D., Chief Executive Officer, MorphoSys

02 **Myelofibrosis Burden of Disease and Medical Need**
Claire Harrison, DM, FRCP, FRCPath, Professor and Clinical Director Department of Hematology Guy's and St. Thomas' NHS Foundation Trust, London, United Kingdom

03 **Phase 3 MANIFEST-2 Trial Results**
Claire Harrison, DM, FRCP, FRCPath, Professor and Clinical Director Department of Hematology Guy's and St. Thomas' NHS Foundation Trust, London, United Kingdom

Ruben Mesa, M.D., FACP, President and Executive Director, Atrium Health Levine Cancer Center and Atrium Health Wake Forest Baptist Comprehensive Cancer Center

04 **Pelabresib Clinical Development Next Steps**
Tim Demuth, M.D., Ph.D., Chief Research and Development Officer, MorphoSys

05 **Q&A**
Moderated Q&A

© MorphoSys – Q2 2023 Results
5
morphosys

PROFESSOR CLAIRE HARRISON Guy’s and St. Thomas’ NHS Foundation Trust, London, United Kingdom Myelofibrosis Disease Burden and Medical Need 02 © MorphoSys – ASH 2023 MANIFEST-2 Investor Event – December 2023

Myelofibrosis is a Debilitating, Progressive and Often Deadly Blood Cancer, Characterized by Four Hallmarks

No currently approved myelofibrosis treatment addresses all four hallmarks of disease

THE FOUR HALLMARKS



Anemia
2
1
Enlarged Spleen
3
Bone Marrow Fibrosis
4
Disease-Associated Symptoms

DIAGNOSIS (DIPSS)*

- **~77-86%** of patients have intermediate-risk**
- **~9-11%** of patients have high-risk disease

MEDIAN OVERALL SURVIVAL (DIPSS)*

- **~4 – 14.2 years** for intermediate-risk**
- **~1.5 years** for high-risk

*Measured by Dynamic International Prognostic Scoring System (DIPSS) | **Int-1 and Int-2

Harrison C, et al. Expert Rev Hematol 2013; Al-Ali HK, et al. Haematologica 2016; Primary myelofibrosis. Orphanet. Accessed August 2023; Primary Myelofibrosis. MPN Research Foundation. Accessed August 2023; Mehta J, et al. Leuk Lymphoma 2014; Panda A, et al. Decision Resources Group 2022; Passamonti, F et al. Hematological Oncology 2021; Szuber N, et al. Mayo Clinic 2019; Passamonti, F et al. Blood 2010.

© MorphoSys – ASH 2023 MANIFEST-2 Investor Event – December 2023 7

JAK-STAT Pathway and BET Proteins Are Central to Myelofibrosis Pathology



Extracellular
Cytokine receptor
Intracellular
JAK
JAK
JAKi
ruxolitinib
pelabresib
BET
BETi
nucleus
BET
TGFβ
NF-kB
BCL-2
cMyc
Aberrant erythroid and megakaryocytic differentiation
Increased inflammatory factors
Bone marrow fibrosis
Cell survival

The combination of BET and JAK inhibition:

- Showed broad suppression of the proinflammatory molecules involved in bone marrow fibrosis *in vivo*
- Normalized the balance of precursor red blood cells and precursor platelet-forming cells in the bone marrow *in vivo*

Tefferi A, et al. Am J Hematol 2021; Shorstova T, et al. Br J Cancer 2021; Mughal TI, et al. Int J Gen Med 2014; Kleppe M, et al. Cancer Cell 2018; Albrecht BK, et al. J Med Chem 2016; Mascarenhas J, et al. J Clin Oncol 2023; Harrison CN, et al. Future Oncol 2022.

© MorphoSys – ASH 2023 MANIFEST-2 Investor Event – December 2023 8

JAK-inhibitor-naïve myelofibrosis patients Primary: SVR35 at 24 Weeks Key Secondary: TSS50 at 24 weeks (MFSAF v4.0) Phase 2 MANIFEST Arm 3: Strong Improvements in Spleen Volume and Symptoms Across All Patient Risk Groups Form Basis for Phase 3 Study © MorphoSys – ASH 2023 MANIFEST-2 Investor Event – December 2023 9 TSS50 (24 Weeks) SVR35 (24 Weeks) PATIENT POPULATION BY DIPSS RISK CATEGORY 56%68%All Patients (N = 84) 42%70% Intermediate-1 (DIPSS) (N = 20) 57%71% Intermediate-2 (DIPSS) (N = 51) 85%54% High-Risk (DIPSS) (N = 13) STUDY POPULATION ENDPOINTS Mascarenhas J, et al. J Clin Oncol. 2023;41(32): 4993-5004. Durable responses were seen in SVR35 and TSS50 at 48 and 60 weeks

03

Phase 3 MANIFEST-2 Trial Results



PROFESSOR CLAIRE HARRISON
Guy's and St. Thomas' NHS Foundation Trust, London, United Kingdom



RUBEN MESA, M.D., FACP
President and Executive Director, Atrium Health Levine Cancer Center and Atrium Health Wake Forest Baptist Comprehensive Cancer Center

© MorphoSys – ASH 2023 MANIFEST-2 Investor Event – December 2023

Global, Randomized, Double-Blind, Active-Control, Phase 3 Study

Study population

JAKi-naïve patients with MF (N=430)
(primary or post-ET/PV)

- DIPSS Int-1 or higher
- Splenomegaly (≥450 cm^3) by CT/MRI
- TSS ≥10 (≥3 for two symptoms, MFSAF v4.0)

Double-blind randomization (1:1)

1:1 randomization stratified by:

- DIPSS risk category: Int-1 vs Int-2 vs high
- Platelet count: >200 × 10^9/L vs 100–200 × 10^9/L
- Spleen volume: ≥1800 cm^3 vs <1800 cm^3

Treatment arm

Pelabresib
125 mg* PO QD
Day 1–14
\+
Ruxolitinib
Per label with a 5-mg BID lower starting dose†
Day 1–21

21-day cycles

Placebo
PO QD
Day 1–14
\+
Ruxolitinib
Per label with a 5-mg BID lower starting dose†
Day 1–21

Primary endpoint

- SVR35 at Week 24

Key secondary endpoints

- TSS absolute change from baseline at Week 24
- TSS50 at Week 24

Safety

- AEs of all grades and serious AEs

AE, adverse event; BID, twice daily; CT, computed tomography; DIPSS, Dynamic International Prognostic Scoring System; ET, essential thrombocythemia; Int, intermediate; JAKi, Janus kinase inhibitor; MF, myelofibrosis; MFSAF, Myelofibrosis Symptom Assessment Form; MRI, magnetic resonance imaging; PO, orally; PV, polycythemia vera; QD, once daily; SVR35, ≥35% reduction in spleen volume; TSS, total symptom score; TSS50, ≥50% reduction in total symptom score. *The starting dose for pelabresib was 125 mg QD and protocol-defined dose modifications based on AEs and treatment response allowed a dose range between 50 mg and 175 mg QD; †Ruxolitinib was started at 10 mg BID (baseline platelet count 100–200 × 10^9/L) or 15 mg BID (baseline platelet count >200 × 10^9/L) with a mandatory dose increase by 5 mg BID after one cycle and a maximum dose of 25 mg BID per label. Harrison CN, et al. *Future Oncol*. 2022;18(27):2987-29977.

Rampal R, et al. ASH 2023. Oral 628

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Rampal R, et al. ASH 2023. Oral 628 Pelabresib (CPI-0610) is an investigational new drug and has not been approved by any regulatory authority Patient disposition Data cut off: August 31, 2023. N/A, not applicable. *Other: non-compliance, withdrawal of consent. The study opened for enrollment in November 2020; the first patient received their initial treatment on April 22, 2021, and the last patient received their first treatment on March 2, 2023. Percentages reported are based on the number of patients randomized (intent-to-treat set). 214 (100%) 216 (100%)Randomized Treated Discontinued double-blind treatment Pelabresib + ruxolitinib Placebo + ruxolitinib Ongoing on double-blind treatment 212 (99.1%) 214 (99.1%) 58 (27.1%) 54 (25.0%) 154 (72.0%) 160 (74.1%) Placebo + ruxolitinib Pelabresib + ruxolitinib N/A108 mg Mean daily dose for pelabresib (14 days per 21-day cycle) 31.3 mg29.3 mgMean daily dose for ruxolitinib (daily) 45.4Median follow-up on study (weeks) 23 (10.7%)Adverse event 9 (4.2%)Physician decision (including lack of benefit) 5 (2.3%)Disease progression 8 (3.7%)Eligible for transplant 13 (6.0%)Other* 14 (6.5%) 20 (9.3%) 5 (2.3%) 9 (4.2%) 6 (2.8%) 12

Baseline disease characteristics

Characteristic		Pelabresib + ruxolitinib (N=214)	Placebo + ruxolitinib (N=216)
Age — years	Median (min, max)	66 (19, 84)	66 (26, 88)
Sex — n (%)	Female / male	85 (39.7) / 129 (60.3)	94 (43.5) / 122 (56.5)
Race — n (%)	White / Asian / Black American Indian or Alaska Native Not reported / Unknown	160 (74.8) / 35 (16.4) / 2 (0.9) 1 (0.5) 15 (7.0) / 1 (0.5)	163 (75.5) / 42 (19.4) / 0 0 11 (5.1) / 0
Myelofibrosis subtype — n (%)	Primary myelofibrosis Post-polycythemia vera myelofibrosis Post-essential thrombocytopenia myelofibrosis	107 (50) 45 (21) 62 (29)	110 (50.9) 53 (24.5) 53 (24.5)
Dynamic International Prognostic Scoring System — n (%)	Intermediate-1 Intermediate-2 High-risk	128 (59.8) 75 (35) 11 (5.1)	127 (58.8) 74 (34.3) 15 (6.9)
Mutations — n (%)*	*JAK2* V617F *CALR* *MPL* Triple negative High-molecular risk mutations Missing	125 (67.2) 45 (24.2) 11 (5.9) 8 (4.3) 72 (38.7) 28 (13.1)	122 (64.6) 50 (26.5) 13 (6.9) 5 (2.6) 88 (46.6) 27 (12.5)
Hemoglobin — g/dL	Median (range) ≤10 — n (%)	10.9 (5.8–18.0) 70 (32.7)	11.0 (6.7–17.9) 76 (35.2)
Platelets — × 10^9/L	Median (min, max) >200 × 10^9/L — n (%)	285 (99, 1303) 154 (72)	287 (66, 1084) 157 (72.7)
Peripheral blasts	Mean (SD)	0.8 (1.18)†	0.8 (1.25)‡
RBC transfusions — patient n (%)	Requiring RBC transfusion at baseline	35 (16)	25 (12)
ECOG performance status — n (%)	0 1 ≥2 Missing	107 (50) 97 (45.3) 10 (4.7) 0	109 (50.5) 95 (44.0) 10 (4.6) 2 (0.9)
Spleen volume (central read)§	Median spleen volume (range) — cc	1308.89 (200.24–7117.03)	1382.97 (277.87–5540.45)
Total symptom score¶	Median total symptom score (range)	26.6 (7.3–66.4)	24.7 (9.0–68.4)

Data cut off: August 31, 2023. *CALR*, calreticulin; ECOG, Eastern Cooperative Oncology Group; *JAK*, Janus kinase; max, maximum; min, minimum; *MPL*, MPL proto-oncogene, thrombopoietin receptor; RBC red blood cell; SD, standard deviation. *Results do not originate from a validated programming environment. †n=208. ‡n=207. §Randomization of patients was based on local read. ¶Patients with baseline TSS values of <10 have at least 2 individual symptoms score ≥ 3 at baseline.

Rampal R, et al. ASH 2023. Oral 628

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Rampal R, et al. ASH 2023. Oral 628 Pelabresib (CPI-0610) is an investigational new drug and has not been approved by any regulatory authority 14 Significantly greater response in patients treated with pelabresib + ruxolitinib vs placebo + ruxolitinib p-value Placebo + ruxolitinib (N=216) Pelabresib + ruxolitinib (N=214) 35.2% 65.9%SVR35 at Week 24 <0.00130.4 (21.6, 39.3)Difference† (95% CI) ITT population Data cut off: August 31, 2023. CI, confidence interval; ITT, intent-to-treat; SVR35, ≥35% reduction in spleen volume. Spleen volume assessed by central read. *Waterfall plots represent patients who have baseline and Week 24 data. †Calculated by stratified Cochran–Mantel–Haenszel test; ‡Patients without Week 24 assessment are considered non-responders. MANIFEST-2 study achieved its primary endpoint: SVR35 at Week 24 -30.6 (n=183)-50.6 (n=171) Mean % change in spleen volume at Week 24‡ -33.7, -27.5-53.2, -4895% CI 50 0 -50 -100 SVR35 35% reduction % c h an g e in s p le e n v o lu m e f ro m b a se lin e Pelabresib + ruxolitinib (n=171*) Placebo + ruxolitinib (n=183*)

Rampal R, et al. ASH 2023. Oral 628 Pelabresib (CPI-0610) is an investigational new drug and has not been approved by any regulatory authority TSS50 Limits Detection of Symptom Benefit, Absolute Change More Comprehensive View of Symptom Improvement 15 -70 -60 -50 -40 -30 -20 -10 0 P e rc e n tC h a n g e in T S S a t w e e k 2 4 • Continuous TSS change will detect the difference between the arms in ALL 3 situations • TSS50 will only be able to detect a difference between the arms in Situation 2 N o n -R es p o n d er R esp o n d er 3 POSSIBLE SITUATIONS OF PERCENT CHANGE IN TSS IN TREATMENT VS. CONTROL ARM Situation 1 Situation 2 Situation 3 CONCLUSIONS: Treatment arm Control arm

Rampal R, et al. ASH 2023. Oral 628 Pelabresib (CPI-0610) is an investigational new drug and has not been approved by any regulatory authority Absolute TSS at Week 24 16 Data cut off: August 31, 2023. ANCOVA, analysis of covariance; CI, confidence interval; ITT, intent-to-treat; TSS, total symptom score. *Waterfall plots represent patients who have baseline and Week 24 data. †Change from baseline determined by ANCOVA model using Multiple Imputation. ‡Least square mean difference from ANCOVA model using baseline DIPSS, baseline platelet count and baseline spleen volume as factors, and baseline TSS as covariate.  Absolute change in TSS is a continuous endpoint that estimates magnitude of symptom burden reduction with enhanced precision Strong numerical improvements for patients treated with pelabresib + ruxolitinib vs placebo + ruxolitinib p-value Placebo + ruxolitinib (N=216) Pelabresib + ruxolitinib (N=214) -14.05-15.99 TSS change† from baseline at Week 24 0.0545 -1.94 (-3.92, 0.04) Mean difference‡ (95% CI) ITT population 20 0 -20 -40 -60M ea n a b so lu te c h an g e in T S S f ro m b a se lin e Pelabresib + ruxolitinib (n=175*) Placebo + ruxolitinib (n=182*)

Rampal R, et al. ASH 2023. Oral 628 Pelabresib (CPI-0610) is an investigational new drug and has not been approved by any regulatory authority TSS50 Response at Week 24 17 Data cut off: August 31, 2023. CI, confidence interval; ITT, intent-to-treat; TSS, total symptom score; TSS50, ≥50% reduction in total symptom score. Patients are evaluable for TSS50 at Week 24 if they have had Week 24 TSS assessment by the data cutoff date or discontinued without Week 24 assessment at any time. *Waterfall plots represent patients who have baseline and Week 24 data. †Difference in treatment groups analyzed by stratified Cochran–Mantel–Haenszel test (weighted 95% CI adjusted across strata). Pelabresib + ruxolitinib (n=184*) Placebo + ruxolitinib (n=193*) p-value Placebo + ruxolitinib (N=216) Pelabresib + ruxolitinib (N=214) 46.3%52.3%TSS50 at Week 24 0.2166.0 (-3.5, 15.5)Difference† (95% CI) ITT population Numerically greater in patients treated with pelabresib + ruxolitinib vs placebo + ruxolitinib % c h an g e in T S S f ro m b as el in e 200 150 100 50 0 -50 -100 TSS50 50% reduction

Rampal R, et al. ASH 2023. Oral 628 Pelabresib (CPI-0610) is an investigational new drug and has not been approved by any regulatory authority TSS Domains at Week 24 18 Data cut off: August 31, 2023. CI, confidence interval; ITT, intent-to-treat; TSS, total symptom score; TSS50, ≥50% reduction in total symptom score. Patients are evaluable for TSS50 at Week 24 if they have had Week 24 TSS assessment by the data cutoff date or discontinued without Week 24 assessment at any time. †Difference in treatment groups analyzed by stratified Cochran–Mantel–Haenszel test (weighted 95% CI adjusted across strata). Pelabresib + ruxolitinib Placebo + ruxolitinib p-value Placebo + ruxolitinib (N=216) Pelabresib + ruxolitinib (N=214) 46.3%52.3%TSS50 at Week 24 0.2166.0 (-3.5, 15.5)Difference† (95% CI) ITT population Numerically greater in patients treated with pelabresib + ruxolitinib vs placebo + ruxolitinib with benefit balanced across all TSS domains -47.46 -39.51 -53.27 -43.19 -56.48 -52.27 -38.55 -31.05 -35.20 -45.18 -36.31 -41.37 -50.45 -34.9 M e an ( S D ) % c h an g e fr o m b a se li n e a t W ee k 24 0 25 50 100 Bone pain Fullness after eating Pain under left rib Abdominal discomfort Itching Night sweats Fatigue 75 192184178165168162191182176171162163191n= 178 175

Dual SVR35 / TSS50 Responders at Week 24

Two-fold increase in patients achieving both SVR35 and TSS50 with pelabresib + ruxolitinib vs placebo + ruxolitinib

Pelabresib + ruxolitinib (N=214)

SVR35 response: 141 patients (**65.9%**)

TSS50 response: 112 patients (**52.3%**)



Only SVR35: n=55 25.7%
Both SVR35 and TSS50: n=86 40.2%
Only TSS50: n=26 12.1%

Placebo + ruxolitinib (N=216)

SVR35 response: 76 patients (**35.2%**)

TSS50 response: 100 patients (**46.3%**)



Only SVR35: n=36 16.7%
Both SVR35 and TSS50: n=40 18.5%
Only TSS50: n=60 27.8%

Data cut off: August 31, 2023. N, number of patients; SVR35, ≥35% reduction in spleen volume; TSS50, ≥50% reduction in total symptom score. Diagrams are not drawn to scale.

Rampal R, et al. ASH 2023. Oral 628

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Prespecified Subgroup Analyses at Week 24

SVR35 response consistently higher in pelabresib + ruxolitinib vs placebo + ruxolitinib across all predefined subgroups

■ Pelabresib + ruxolitinib (N=214) □ Placebo + ruxolitinib (N=216)


0
10
20
30
40
50
60
70
80
90
100
SVR35 (%)


0
5
10
15
20
25
30
TSS improvement (absolute change)

Subgroup	Arm	Resp	Rate (%)	(95% CI)	N*	Change from baseline	(95% CI)
DIPSS: Intermediate-1 risk	Pelabresib + ruxolitinib	93	72.7	(64.9, 80.4)	113	15.44	(17.88, 13.0)
	Placebo + ruxolitinib	48	37.8	(29.4, 46.2)	112	13.44	(15.76, 11.11)
DIPSS: Intermediate-2 risk	Pelabresib + ruxolitinib	41	54.7	(43.4, 65.9)	55	17.53	(21.77, 13.29)
	Placebo + ruxolitinib	25	33.8	(23.0, 44.6)	58	11.91	(14.83, 8.99)
DIPSS: High risk	Pelabresib + ruxolitinib	7	63.6	(30.8, 89.1)	7	12.50	(24.21, 0.80)
	Placebo + ruxolitinib	3	20.0	(4.3, 48.1)	12	16.96	(25.47, 8.46)
MF subtype: PMF	Pelabresib + ruxolitinib	70	65.4	(56.4, 74.4)	88	15.79	(18.85, 12.73)
	Placebo + ruxolitinib	36	32.7	(24.0, 41.5)	92	12.99	(15.40, 10.58)
MF subtype: PPV-MF	Pelabresib + ruxolitinib	35	77.8	(65.6, 89.9)	39	18.88	(22.77, 14.99)
	Placebo + ruxolitinib	22	41.5	(28.2, 54.8)	48	15.68	(19.88, 11.47)
MF subtype: PET-MF	Pelabresib + ruxolitinib	36	58.1	(45.8, 70.3)	48	13.98	(18.12, 9.84)
	Placebo + ruxolitinib	18	34.0	(21.2, 46.7)	42	10.75	(13.69, 7.82)
Baseline spleen volume: ≥1800 cm³	Pelabresib + ruxolitinib	38	71.7	(59.6, 83.8)	43	15.65	(19.04, 12.25)
	Placebo + ruxolitinib	19	32.2	(20.3, 44.1)	48	16.13	(19.04, 13.22)
Baseline spleen volume: <1800 cm³	Pelabresib + ruxolitinib	103	64.0	(56.6, 71.4)	132	16.09	(18.63, 13.55)
	Placebo + ruxolitinib	57	36.3	(28.8, 43.8)	134	12.13	(14.28, 9.98)

Data cut off: August 31, 2023. CI, confidence interval; DIPSS, Dynamic International Prognostic Scoring System; MF, myelofibrosis; PET-MF, post-essential thrombocythemia myelofibrosis; PMF, primary myelofibrosis; PPV-MF, post-polycythemia vera myelofibrosis; Resp, number of responders; SVR35, ≥35% reduction in spleen volume; TSS, total symptom score. *Number of patients with Week 24 observations.

Rampal R, et al. ASH 2023. Oral 628

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Rampal R, et al. ASH 2023. Oral 628 Pelabresib (CPI-0610) is an investigational new drug and has not been approved by any regulatory authority Prespecified Hematologic Subgroup Analyses at Week 24 21 Data cut off: August 31, 2023. CI, confidence interval; Resp, number of responders; SVR35, ≥35% reduction in spleen volume; TSS, total symptom score. *Number of patients with Week 24 observations. SVR35 response consistently higher in pelabresib + ruxolitinib combination vs placebo + ruxolitinib across hematologic subgroups (95% CI)Rate (%)Resp (62.7, 77.6)70.1101 (26.4, 42.1)34.348 (45.5, 68.7)57.140 (26.0, 47.7)36.828 (63.6, 78.0)70.8109 (32.5, 47.8)40.163 (40.7, 66.0)53.332 (11.5, 32.6)22.013 Baseline hemoglobin: >10 g/dL Baseline hemoglobin: ≤10 g/dL Baseline platelet count: >200 × 109/L Baseline platelet count: 100–200 × 109/L 1009080706050403020100 SVR35 (%) (95% CI) Change from baseline N* (18.37, 13.70)16.04121 (15.85, 11.30)13.57121 (20.21, 11.51)15.8654 (15.21, 9.60)12.4061 (17.67, 13.13)15.40132 (15.53, 11.31)13.42138 (22.68, 12.86)17.7743 (15.67, 9.22)12.4444 2520151050 TSS improvement (absolute change) Pelabresib + ruxolitinib (N=214) Placebo + ruxolitinib (N=216)

High-Risk Patient SVR35 and TSS50 Response: Phase 2 MANIFEST Arm 3 vs. Phase 3 MANIFEST-2 22 TSS50 (24 WEEKS) SVR35 (24 WEEKS) PATIENT POPULATION (PELABRESIB + RUXOLITINIB) Phase 3 MANIFEST-2 52%66%All Patients (N = 214) 21%64%High-Risk DIPSS (N = 11) Phase 2 MANIFEST Arm 3 56%68%All Patients (N = 84) 85%54%High-Risk DIPSS (N = 13) Symptom response seen in the high-risk patient group (5% of pelabresib/ruxolitinib MANIFEST-2 arm) is a numerical anomaly Mascarenhas J, et al. J Clin Oncol. 2023;41(32): 4993-5004; Rampal R, et al. ASH 2023. Oral 628 Pelabresib (CPI-0610) is an investigational new drug and has not been approved by any regulatory authority

Hemoglobin Response

A numerically greater proportion of patients achieved hemoglobin response with pelabresib + ruxolitinib vs placebo + ruxolitinib



Pelabresib + ruxolitinib (N=214)
Placebo + ruxolitinib (N=216)
Mean of hemoglobin (g/L)
115
110
105
100
95
90
Baseline
Week 3
Week 6
Week 9
Week 12
Week 15
Week 18
Week 21
Week 24

Number of patients

Pelabresib + ruxolitinib	212	204	209	199	193	189	186	185	184
Placebo + ruxolitinib	214	206	211	209	207	205	204	199	196

ITT population

	Pelabresib + ruxolitinib (N=214)	Placebo + ruxolitinib (N=216)
Hemoglobin response* ≥1.5 g/dL mean increase (95% CI)	9.3% (5.45, 13.25)	5.6% (2.50, 8.61)
Patients requiring RBC transfusion during screening, n (%)	35 (16.4)	25 (11.6)
Patients requiring RBC transfusion during first 24 weeks of study treatment, n (%)	66 (30.8)	89 (41.2)

Preliminary Analyses from Data cut off: August 31, 2023. CI, confidence interval; RBC, red blood cell. *Hemoglobin response is defined as a ≥1.5 g/dL mean increase in hemoglobin from baseline in the absence of transfusions during the previous 12 weeks. Baseline hemoglobin defined as the last assessment prior to or on Cycle 1 Day 1, regardless of blood transfusions. A similar effect was observed across DIPSS categories.

Rampal R, et al. ASH 2023. Oral 628

Pelabresib (CPI-0610) is an investigational new drug and has not been approved by any regulatory authority

23

Reduction in Bone Marrow Fibrosis and Inflammatory Cytokines

Improvement of reticulin fibrosis grade in central read by Week 24


Pelabresib + ruxolitinib (n=104*)
45.2% unchanged
38.5% improved
16.3% worsened
Placebo + ruxolitinib (n=99*)
47.5% unchanged
24.2% improved
28.3% worsened

	Pelabresib + ruxolitinib	Placebo + ruxolitinib	Odds ratio
Worsened ≥1 grade (%)	16.3	28.3	0.47 (0.23-0.92)
Improved ≥1 grade (%)	38.5	24.2	2.09 (1.14-3.93)

Reduction of inflammatory cytokines by Week 24


Pelabresib + ruxolitinib (N=214)
Placebo + ruxolitinib (N=216)
Reduction in inflammatory cytokines
Increase in inflammatory cytokines
n
Mean reduction (95% CI)
NFkB – set†
161
33.1 (35.9, 30.2)
179
19.1 (22.1, 15.9)
IL-6
141
35.5 (44.7, 24.8)
153
10.9 (23.7, -2.7)
IL-8
139
8.8 (17.2, -0.5)
153
-35.3 (-20.9, -51.3)
TNF alpha
141
42.4 (46, 38.6)
151
23.6 (28.1, 18.9)
60
40
20
0
20
40
60
Mean change from baseline (%)

Preliminary Analyses from Data cut off: August 31, 2023. IL-6, interleukin 6; IL-8, interleukin 8; NFκB, Nuclear factor kappa-light-chain-enhancer of activated B cells; TNF, tumor necrosis factor. *n=203 evaluable patients (baseline & C9D1). †NFκB - set includes: B2M, CRP, CD40-L, HEPCIDIN, IL-6, IL-12p40, MIP-1 BETA, MPIF-1, RANTES, TNFR2, TNF alpha, VCAM-1.

Rampal R, et al. ASH 2023. Oral 628

Pelabresib (CPI-0610) is an investigational new drug and has not been approved by any regulatory authority

24

Summary of Safety

The safety profile of the pelabresib + ruxolitinib combination was consistent with prior trials


Safety population*
TEAE, %
Pelabresib + ruxolitinib (N=212)
Placebo + ruxolitinib (N=214)
Any grade
96.7
97.2
Grade ≥3
49.1
57.5
SAEs
29.7
29.4
Associated with pelabresib or placebo discontinuation
12.3
7.9
Associated with ruxolitinib discontinuation
9.9
6.5
Associated with pelabresib or placebo dose reduction
32.5
29
Associated with ruxolitinib dose reduction
47.6
41.6
Associated with pelabresib or placebo interruption
32.1
22.9
Associated with ruxolitinib interruption
23.1
16.4
Associated with death
2.4
2.8
100
50
0
50
100

Preliminary Analyses from Data cut off: August 31, 2023. TEAE, treatment-emergent adverse event; SAE, serious adverse event. *Safety population: received at least one dose of study drug. TEAEs are regardless of relationship to study drug. A TEAE for the double-blinded treatment period is defined as an adverse event that has a start date on or after the first dose of the pelabresib/placebo and before 30 days after the last dose of pelabresib/placebo or before the start of alternative (off-study) treatment for MF, whichever occurs first. MF, myelofibrosis.

Rampal R, et al. ASH 2023. Oral 628

Pelabresib (CPI-0610) is an investigational new drug and has not been approved by any regulatory authority

25

Treatment-Emergent Adverse Events

Adverse events of anemia were reported less frequently with pelabresib + ruxolitinib combination than with placebo + ruxolitinib; no new safety signals were observed



Safety population*
% TEAEs of all grades that occurred in ≥10% of patients
Pelabresib + ruxolitinib (N=212)
Placebo + ruxolitinib (N=214)
% Grade ≥3
% Grade ≥3
Hematologic events
Anemia
Thrombocytopenia
Platelet count decreased†
Non-hematologic events
Diarrhea
Dysgeusia
Constipation
Nausea
Cough
Asthenia
Fatigue
Dizziness
Headache
COVID-19
Dyspnea
43.9
23.1
36.4
55.6
32.1
9
5.6
23.4
20.8
4.2
0.9
15.9
23.1
0.5
1.4
18.7
18.4
0.5
0
3.7
18.4
0
0
24.3
14.2
0.5
0
15
12.7
0
0
11.2
11.8
0.5
0
13.6
11.8
0.5
0.9
16.8
11.3
0
0
8.9
11.3
0.5
0
10.7
11.3
0
1.9
15.9
9
0.5
0.9
13.1
100
50
0
50
100

Preliminary Analyses from Data cut off: August 31, 2023. TEAE, treatment-emergent adverse event. *Safety population: received at least one dose of study drug. †Platelet count decreased was classified under the system organ class of investigation. TEAEs are regardless of relationship to study drug. A TEAE for the double-blinded treatment period is defined as an adverse event that has a start date on or after the first dose of the pelabresib/placebo and before 30 days after the last dose of pelabresib/placebo or before the start of alternative (off-study) treatment for MF, whichever occurs first. MF, myelofibrosis; COVID-19, coronavirus disease 2019.

Rampal R, et al. ASH 2023. Oral 628

Pelabresib (CPI-0610) is an investigational new drug and has not been approved by any regulatory authority

26

Rampal R, et al. ASH 2023. Oral 628 Pelabresib (CPI-0610) is an investigational new drug and has not been approved by any regulatory authority Conclusions 27  Pelabresib in combination with ruxolitinib compared with placebo in combination with ruxolitinib in JAK inhibitor treatment-naïve patients at Week 24: – Significantly reduced splenomegaly (SVR35: 66% vs 35%; p<0.001) – Demonstrated strong trends in reducing the mean absolute TSS (p=0.0545) and improving TSS50 response – Doubled the percentage of patients with dual SVR35 / TSS50 response  Fewer anemia adverse events, higher rates of hemoglobin responses and fewer patients with transfusion requirement  The safety profile appeared generally comparable to the established safety profile of ruxolitinib with fewer grade ≥ 3 events  Pelabresib in combination with ruxolitinib showed reduction of pro-inflammatory cytokines, and improvement in bone marrow fibrosis and anemia response, addressing the four hallmarks of myelofibrosis JAK, Janus kinase; SVR35, ≥35% reduction in spleen volume; TSS50, ≥50% reduction in total symptom score. These results support a potential paradigm shift in the treatment of patients with myelofibrosis

TIM DEMUTH, M.D., Ph.D. Chief Research & Development Officer, MorphoSys Pelabresib First-line Myelofibrosis Clinical Development Next Steps 04 © MorphoSys – ASH 2023 MANIFEST-2 Investor Event – December 2023

Majority of U.S. Physicians View Combination Therapy as the "Way of the Future" in Myelofibrosis

MAJORITY IMPRESSED BY THE IMPROVED EFFICACY OF COMBINATION THERAPY

HESITANT TO UTILIZE (13%)

OPEN TO UTILIZE (87%)



PELABRESIB RANKED AMONG THE HIGHEST IN TOP ATTRIBUTES DRIVING TREATMENT DECISIONS

IMPRESSIVE EFFICACY
(Spleen Volume Reduction, Symptom Improvement)
Mentioned by ~85% of HCPs

HEMATOLOGIC FUNCTION
(Transfusion Dependency, Hemoglobin Count, Quality of Life)
Mentioned by ~70% of HCPs

LOW RATES OF HEMATOLOGIC ADVERSE EVENTS
(Anemia, Thrombocythemia, Neutropenia)
Mentioned by ~70% of HCPs

MF Drivers and Barriers Qualitative Market Research, Aug 2023 | N=23 MF treating US Hem Oncs & Med Oncs; Product attributes rated based on Target Product Profile for pelabresib

© MorphoSys – ASH 2023 MANIFEST-2 Investor Event – December 2023

29

morphosys

Execution and Next Steps of Pivotal MANIFEST-2 Results © MorphoSys – ASH 2023 MANIFEST-2 Investor Event – December 2023 30 • Collect longer-term data, including quality of life and duration of treatment • Leverage experienced U.S. Medical Science Liaison team with established physician relationships Prepare and File Regulatory Submissions Advance Scientific Publications and Medical Education • Intend to file for approval in U.S. and Europe in mid-2024 • Submit comprehensive MANIFEST-2 data package

MANIFEST-2 demonstrated clear benefits across the four hallmarks, including a significant reduction in spleen size – a key finding given the known association between spleen volume reduction and patient survival. “ “ RAAJIT K. RAMPAL, M.D., PH.D. Director, Center for Hematologic Malignancies, and Director, Myeloproliferative Neoplasms Program, Memorial Sloan Kettering Cancer Center Committed to Bringing Pelabresib to Myelofibrosis Patients in Dire Need Of New Treatment Options © MorphoSys – ASH 2023 MANIFEST-2 Investor Event – December 2023 31 The combination of pelabresib and ruxolitinib, for the first time demonstrates, with strong clinical data, a potential paradigm shift to combination therapy. “ “ JOHN MASCARENHAS, M.D. Director of the Adult Leukemia Program at The Tisch Cancer Institute at Mount Sinai, New York

PROFESSOR CLAIRE HARRISON Q&A 05 RUBEN MESA, M.D., FACP TIM DEMUTH, M.D., Ph.D. JEAN-PAUL KRESS, M.D. LUCINDA CRABTREE, Ph.D. © MorphoSys – ASH 2023 MANIFEST-2 Investor Event – December 2023

Thank you! www.morphosys.com © MorphoSys – ASH 2023 MANIFEST-2 Investor Event – December 2023